

March 1, 2013

Via E-mail
Mr. Michael Collins
Principal Financial Officer
NBTY, Inc.
2100 Smithtown Avenue
Ronkonkoma, NY 11779

> **Re:** **NBTY, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 27, 2012**
> **File No. 001-31788**

Dear Mr. Collins:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis
Consolidated EBITDA, page 68

1. Provide us proposed disclosure to be included in future periodic reports that:
   - states how EBITDA and Consolidated EBITDA are used in your senior secured credit facilities covenants and indicates the amounts required by the covenants;
   - describes how the "limitation on certain EBITDA adjustments" in the table on page 69 is determined; and
   - clarifies footnote (h) to the table on page 69 if, by "non-recurring," you do not mean the items are not reasonably likely to recur within two years or there was not a similar charge within the prior two years. Refer to Item 10(e)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Daniel Greenspan for

Jim B. Rosenberg
Senior Assistant Chief Accountant